

March 18, 2021

Ashish Arora
Chief Executive Officer and Director
Cricut, Inc.
10855 South River Front Parkway
South Jordan, Utah 84095

> **Re: Cricut, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 4, 2021**
> **File No. 333-253134**

Dear Mr. Arora:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 4, 2021

Summary Consolidated Financial and Other Data
Key Business and Non-GAAP Financial Measures, page 16

1. Your disclosures of EBITDA and EBITDA margin should be accompanied by the measure calculated using the most directly comparable GAAP measure. Accordingly, please disclose Net Income and Net Income Margin throughout your filing whenever you present EBITDA and EBITDA margin. Refer to Item 10(e)(1)(i) of Regulation S-K and the Division of Corporation Finance's Non-GAAP Compliance and Disclosure Interpretation 102.10.

Ashish Arora
Cricut, Inc.
March 18, 2021
Page 2

Consolidated Financial Statements
Notes to Consolidated Financial Statements
16. Subsequent Events, page F-35

2.   Tell us what consideration you gave to disclosing the options and incentive units you issued subsequent to year end, the unrecognized compensation expense associated with these awards, and the period over which it will be recognized.

    You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Rezwan D. Pavri